SUPPLEMENT dated April 7, 2004

(To Prospectus Supplement Dated April 5, 2004

to Prospectus Dated April 5, 2004)

$448,875,000

(Approximate)

BAYVIEW FINANCIAL MORTGAGE PASS-THROUGH

CERTIFICATES, SERIES 2004-A

The second bullet point in the third paragraph under the heading “Description of the Certificates — Distributions of Interest” on page S-64 of the prospectus supplement, setting forth the definition of the Class Notional Balance for the Class A-IO Certificates, is deleted and replaced with the following:

•

The Class A-IO Certificates will accrue interest on a notional balance (the “Class Notional Balance”), which with respect to each Distribution Date will be equal to the lesser of (1) the Pool Balance for such date and (2) the amount set forth on Annex C hereto for such date.

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Capitalized terms used but not defined herein have the meanings assigned to them in the accompanying prospectus supplement.